UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SmileDirectClub, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

83192H 106

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83192H 106	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CD&R SDC HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 26,903,123 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 26,903,123 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,903,123 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 102,807,291 shares of Class A common stock outstanding as of September 30, 2019 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2019.

CUSIP No. 83192H 106	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CD&R INVESTMENT ASSOCIATES X, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 26,903,123 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 26,903,123 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,903,123 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 102,807,291 shares of Class A common stock outstanding as of September 30, 2019 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2019.

CUSIP No. 83192H 106	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

SmileDirect Club, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1414 Union Street, Nashville, TN 37219.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) CD&R SDC Holdings, L.P. (“CD&R SDC”) and (ii) CD&R Investment Associates X, Ltd. (“CD&R SDC GP” and together with CD&R SDC, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 7, 2020, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities:

The Issuer’s Class A common stock, $0.0001 par value (the “Common Stock”).

Item 2(e)	CUSIP Number:

83192H 106.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 83192H 106	13G	Page 5 of 8 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit InsuranceAct (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

As of the date listed below, each of the Reporting Persons beneficially owned the number and percentage of shares of Common Stock listed opposite its name:

	As of December 31, 2019
Reporting Person	Amount Beneficially Owned		Percent of Class(1)
CD&R SDC Holdings, L.P.	26,903,123 shares	(2)	26.2%
CD&R Investment Associates X, Ltd.	26,903,123 shares	(2)	26.2%

(1)	Based upon an aggregate of 102,807,291 shares of Common Stock outstanding as of September 30, 2019 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2019.
(2)

Pursuant to certain reorganizational transactions effected prior to the consummation of the Issuer’s initial public offering, CD&R SDC was issued Common Stock in exchange for membership units (the “Pre-IPO Units”) in SDC Financial, LLC, a subsidiary of the Issuer, which Pre-IPO Units were indirectly owned by CD&R SDC prior to such reorganizational transactions. CD&R SDC GP is the general partner of CD&R SDC. CD&R SDC GP, as the general partner of CD&R SDC, may be deemed to beneficially own the shares of Common Stock held by CD&R SDC. CD&R SDC GP expressly disclaims beneficial ownership of the Common Stock of which CD&R SDC has beneficial ownership.

CUSIP No. 83192H 106	13G	Page 6 of 8 Pages

Investment and voting decisions with respect to the shares of Common Stock held by CD&R SDC or CD&R SDC GP are made by an investment committee comprised of more than ten investment professionals of Clayton, Dubilier & Rice, LLC (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares of Common Stock shown as beneficially owned by CD&R SDC and CD&R SDC GP. CD&R SDC GP expressly disclaims beneficial ownership of the shares held by CD&R SDC.

(b)	Percent of class: 26.2%.*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares.

(ii)	shared power to vote or to direct the vote: 26,903,123 shares.

(iii)	sole power to dispose or to direct the disposition of: 0 shares.

(iv)	shared power to dispose or to direct the disposition of: 26,903,123 shares.

*	Based upon an aggregate of 102,807,291 shares of Common Stock outstanding as of September 30, 2019 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed November 14, 2019.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 83192H 106	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

CD&R SDC Holdings, L.P.

By:	CD&R Investment Associates X, Ltd.
Its:	General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R Investment Associates X, Ltd.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of SmileDirectClub, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 7, 2020

CD&R SDC Holdings, L.P.

By:	CD&R Investment Associates X, Ltd.
Its:	General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R Investment Associates X, Ltd.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary